Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 3 DATED MAY 15, 2025
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock available in this offering as of June 1, 2025;
•to disclose the calculation of our April 30, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering and DST Program.
June 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2025 (and repurchases as of May 31, 2025) is as follows:

Transaction Price (per share)
Class T	$26.1534
Class S	$26.2141
Class D	$26.1718
Class I	$26.3077
Class E	$27.9632
The June 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
April 30, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for April 30, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of April 30, 2025:

$ in thousands, except share/unit data
Components of NAV	April 30, 2025
Investments in real estate	$772,628
Investments in unconsolidated entities	147,982
Investments in real estate-related securities	65,023
Investment in commercial loan	12,175
Investment in affiliated fund	14,348
Cash and cash equivalents	65,905
Restricted cash	5,455
Other assets	11,296
Mortgage notes, revolving credit facility and financing obligation, net	(286,272)
Subscriptions received in advance	(1,316)
Other liabilities	(18,030)
Management fee payable	(453)
Accrued stockholder servicing fees	(16)
Non-controlling interests in joint-ventures	(170,238)
Net asset value	$618,487
Number of outstanding shares/units	22,786,263
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Operating Partnership Units(1)	Total
Net asset value	$16,562	$20,672	$22,960	$118,500	$34,686	$404,254	$853	$618,487
Number of outstanding shares/units	633,279	788,574	877,296	4,504,375	1,240,412	14,711,811	30,516	22,786,263
NAV Per Share/Unit as of April 30, 2025	$26.1534	$26.2141	$26.1718	$26.3077	$27.9632	$27.4782	$27.9632
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	8.2%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.3%	5.5%
Student Housing	7.5%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of May 12, 2025, we have issued and sold in our public offering (1) 312,872 shares of our common stock (consisting of 4,339 Class T shares, 73,626 Class S shares, 15,535 Class D shares, 214,420 Class I shares and 4,952 Class E shares) in the primary offering for total proceeds of $8.4 million and (2) 41,824 shares of our common stock (consisting of 4,411 Class T shares, 8,288 Class S shares, 8,387 Class D shares, 17,029 Class I shares and 3,709 Class E shares) pursuant to our distribution reinvestment plan for a total value of $1.1 million. As of April 30, 2025, our aggregate NAV was $618.5 million. We intend to continue selling shares in our public offering on a monthly basis.
Status of our DST Program
On May 7, 2025, we commenced our third DST Offering for $87.0 million under our DST Program. The DST Properties for the third DST Offering are comprised of three properties that were sourced from our existing real properties which will continue to be included in the calculation of our NAV at their fair market values as described in "Net Asset Value Calculation and Valuation Guidelines". The Adviser will earn management fees on the total consideration received from the sale of Interests in the third DST Offering. As of May 15, 2025, we have not raised any proceeds from the third DST Offering.